Exhibit 99.1

SILVERCORP REPORTS ADJUSTED EARNINGS OF $13.5 MILLION, $0.08 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $40.2 MILLION FOR Q1 FISCAL 2023

Trading Symbol:

TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Aug. 11, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended June 30, 2022 ("Q1 Fiscal 2023"). All amounts are expressed in US Dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q1 FISCAL 2023

  Mined 300,104 tonnes of ore and milled 298,176 tonnes of ore, up 30% and 23% compared to the prior year quarter;
  Sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.9 million pounds of zinc, representing increases of 17%, 10%, and 14% in silver, gold and lead sold, and a decrease of 5% in zinc sold, compared to the prior year quarter;
  Revenue of $63.6 million, up 8% compared to $58.8 million in the prior year quarter;
  Net income attributable to equity shareholders of $10.2 million, or $0.06 per share, compared to $12.2 million, or $0.07 per share in the prior year quarter;
  Adjusted earnings attributable to equity shareholders of $13.5 million, or $0.08 per share, compared to $15.8 million, or $0.09 per share in the prior year quarter. The adjustments were made to remove impacts from impairment charges, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates' operating results.
  Cash flow from operations of $40.2 million, up 10% or $3.7 million compared to $36.5 million in the prior year quarter;
  Cash cost per ounce of silver, net of by-product credits, of negative $1.57 compared to negative $1.43 in the prior year quarter;
  All-in sustaining cost per ounce of silver, net of by-product credits, of $9.25 compared to $7.46 in the prior year quarter;
  Spent and capitalized $3.1 million on exploration drilling, $9.7 million on underground development and $1.2 million on the construction of the new mill and tailings storage facility;
  Paid $2.2 million of dividends to the Company's shareholders;
  Spent $0.9 million to buy back 334,990 common shares of the Company under its Normal Course Issuer Bid, and subsequent to the quarter, bought back further 404,970 common shares of the Company for $1.0 million; and
  Strong balance sheet with $215.8 million in cash and cash equivalents and short-term investments, up $2.9 million or 1% compared to $212.9 million as at March 31, 2022. The Company holds further equity investment portfolio in associates and other companies with a total market value of $147.4 million as of June 30, 2022.

CONSOLIDATED FINANCIAL RESULTS

Three months ended June 30,		
	2022	2021	Changes
Financial			
Revenue (in thousands of $)	$ 63,592	$ 58,819	8%
Mine operating earnings (in thousands of $)	24,902	25,504	-2%
Net income attributable to equity holders (in thousands of $)	10,169	12,212	-17%
Earnings per share - basic ($/share)	0.06	0.07	-14%
Adjusted earnings attributable to equity holders (in thousands of $)	13,529	15,771	-14%
Adjusted earning per share - basic ($/share)	0.08	0.09	-11%
Net cash generated from operating activities (in thousands of $)	40,176	36,452	10%
Capitalized expenditures (in thousands of $)	15,528	11,172	39%
Cash and cash equivalents and short-term investments (in thousands of $)	215,764	214,426	1%
Working capital (in thousands of $)	181,952	188,905	-4%
Metals sold			
Silver (in thousands of ounces)	1,915	1,642	17%
Gold (in thousands of ounces)	1.1	1.0	10%
Lead (in thousands of pounds)	19,125	16,810	14%
Zinc (in thousands of pounds)	6,928	7,255	-5%
Average Selling Price, Net of Value Added Tax and Smelter Charges			
Silver ($/ounce)	17.99	20.70	-13%
Gold ($/ounce)	1,594	1,508	6%
Lead ($/pound)	0.90	0.86	5%
Zinc ($/pound)	1.23	1.02	20%

CONSOLIDATED FINANCIAL RESULTS (CNW Group/Silvercorp Metals Inc)

Net income attributable to equity holders of the Company in Q1 Fiscal 2023 was $10.2 million or $0.06 per share, compared to $12.2 million or $0.07 per share in the three months ended June 30, 2021. ("Q1 Fiscal 2022").

In Q1 Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) an increase of 17%, 10%, and 14%, respectively, in silver, gold and lead sold; ii) an increase of 6%, 5%, and 20%, respectively, in the realized selling prices for gold, lead and zinc; iii) a foreign exchange gain of $1.7 million arising from the appreciation of the US dollar against the Company's functional currencies, mainly the Chinese yuan and the Canadian dollar;  offset by iv) a decrease of 13% in the realized selling price for silver; v) a decrease of 5% in zinc sold; vi) a loss of $2.7 million on equity investments; and vii) an increase of 7% in per tonne production costs.

Revenue in Q1 Fiscal 2023 was $63.6 million, up 8% compared to $58.8 million in Q1 Fiscal 2022.

Income from mine operations in Q1 Fiscal 2023 was $24.9 million, down 2% compared to $25.5 million in the prior year quarter. Income from mine operations at the Ying Mining District was $21.4 million, up 1% compared to $21.2 million in Q1 Fiscal 2022. Income from mine operations at the GC Mine was $3.6 million, down 19% compared to $4.4 million in Q1 Fiscal 2022.

Cash flow provided by operating activities in Q1 Fiscal 2023 was $40.2 million, up 10% or $3.7 million, compared to $36.5 million in Q1 Fiscal 2022.

The Company ended Q1 Fiscal 2023 with $215.8 million in cash, cash equivalents and short-term investments, up 1% or $2.9 million, compared to $212.9 million as at March 31, 2022.

Working capital as at June 30, 2022 was $182.0 million, down 2% compared to $186.3 million as at March 31, 2022.

CONSOLIDATED OPERATIONAL RESULTS

CONSOLIDATED OPERATIONAL RESULTS (CNW Group/Silvercorp Metals Inc)

In Q1 Fiscal 2023, the Company mined 300,104 tonnes of ore, up 30% compared to 231,235 tonnes in Q1 Fiscal 2022. Ore milled in Q1 Fiscal 2023 was 298,176 tonnes, up 23% compared to 243,077 tonnes in Q1 Fiscal 2022.

In Q1 Fiscal 2023, the Company produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.9 million pounds of zinc, representing increases of 26%, 10% and 20%, respectively, in silver, gold and lead production, and a decrease of 4% in zinc production over Q1 Fiscal 2022. The Company is on track to produce 7.0 million to 7.3 million ounces of silver, 6,300 to 7,900 ounces of gold, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc in Fiscal 2023.

Compared to Q1 Fiscal 2022, the Company's consolidated per tonne costs in the current quarter were mainly impacted by i) inflationary cost pressure resulting in higher material and utility costs; ii) an average 9% increase in employees' pay rates; iii) increased drilling and tunneling resulting in higher costs included in mining costs and sustaining capital expenditures; offset by iv) an average 2% depreciation of the Chinese yuan against the US dollar.

EXPLORATION AND DEVELOPMENT

EXPLORATION AND DEVELOPMENT (CNW Group/Silvercorp Metals Inc)

In Q1 Fiscal 2023, on a consolidated basis, a total of 122,930 metres or $4.9 million worth of diamond drilling were completed (Q1 Fiscal 2022 – 107,913 metres or $4.6 million), of which approximately 66,999 metres or $1.8 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2022 – 50,666 metres or $1.3 million) and approximately 55,931 metres or $3.1 million worth of drilling were capitalized (Q1 Fiscal 2022 – 57,247 metres or $3.3 million). In addition, approximately 11,682 metres or $4.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2022 – 6,955 metres or $2.8 million), and approximately 24,958 metres or $9.7 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q1 Fiscal 2022 – 17,263 metres or $6.8 million).

An application for a mining permit for the Kuanping Project has been submitted and is pending review and approval by the relevant provincial government authorities.

As of June 30, 2022, a total of $1.2 million expenditures have been incurred on the construction of the new 3,000 tonne per day floatation mill (the "New Mill") and the new tailings storage facility (the "TSF"). The preliminary design and engineering survey, the water and soil conservation studies for the New Mill and the TSF, and the feasibility study for the TSF have been completed. The Company also received the construction permit for the New Mill and is in the process of negotiating purchases of major equipment for the New Mill.  The Company expects that the final approval of the environmental and safety assessment studies, and the detailed engineering design of the New Mill and the TSF will be granted in the second quarter of Fiscal 2023.

INDIVIDAL MINE OPERATING PERFORMANCE

INDIVIDAL MINE OPERATING PERFORMANCE - YING MINING DISTRICT (CNW Group/Silvercorp Metals Inc)

INDIVIDAL MINE OPERATING PERFORMANCE - GC MINE (CNW Group/Silvercorp Metals Inc)

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, August 12, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 38775517

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed consolidated interim financial statements and related notes contains therein for the three months ended June 30, 2022, which have been posted on SEDAR under the Company's profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca under the Investor section. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 24, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three months ended June 30, 2022.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 17:39e 11-AUG-22